NXT ANNOUNCES SECOND CLOSING OF PRIVATE PLACEMENT
FINANCING FOR COMBINED PROCEEDS OF US $1.8 MILLION

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

CALGARY, ALBERTA, March 20, 2012 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; NASDAQ-OTCBB:NSFDF), today announced the completion of a second closing (the “Second Closing”) of a non-brokered private placement financing (the “Financing”) of units (the “Units”).  This Second Closing of US $291,250 is in addition to the initial US $1,502,130 closing that was announced on March 8, 2012.

The Second Closing consisted of an issue by NXT of a total of 388,333 Units at US $0.75 per Unit, for total gross proceeds of US $291,250 (US$ 271,250 net of finder’s fees).  Each Unit consisted of one common share of NXT (a “Share”) and one common share purchase warrant (a “Warrant”), with the following terms:

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Each of the 388,333 Warrants entitles the holder to acquire one Share of NXT at an exercise price of US $1.20 and has a term of 2 years, expiring  March 19, 2014;

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NXT has the option to call for acceleration of the expiry (the “Acceleration”) of the Warrants if it issues a press release advising that its Shares have traded in excess of US $1.50 for 20 consecutive trading days on the Nasdaq OTCBB;

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A maximum of 50% of the Warrants issued to each subscriber shall be subject to acceleration in the first 6 months after the Second Closing.   Any Warrants subject to Acceleration shall expire 30 days after notice; and

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The Shares and Warrants issued pursuant to the Second Closing are subject to a hold period that expires July 20, 2012.

Following the Second Closing, NXT has a total of 37,688,126 outstanding common shares.  NXT paid finder’s fees totaling US $20,000 and issued a total of 21,400 finder’s warrants (with the same terms as the Warrants noted above) on a portion of the Second Closing. The two closings of the Financing are summarized as follows:

	First Closing	Second Closing	Total

Gross proceeds	US $1,502,130	US $ 291,250	US $1,793,380
Number of Shares issued	2,002,839	388,333	2,391,172
Number of Warrants issued	2,002,839	388,333	2,391,172
Number of finder's warrants issued	93,336	26,667	120,003
Total number of warrants issued	2,096,175	415,000	2,511,175

The Company intends to use the US $1,703,377 total net proceeds of the Financing to enhance its working capital position and for general corporate purposes, which may include execution of current SFD® survey contracts, undertaking expanded sales and marketing, patent and R&D initiatives, and to attract new staff and advisors.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a revolutionary survey method that can be used both onshore and offshore to remotely identify potential hydrocarbon traps and reservoirs. NXT provides its clients an efficient and reliable method to reduce time, costs, and risks related to exploration surveys. The SFD® survey system enables our clients to more efficiently focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statements

This news release includes forward-looking statements. When used in this document, words such as “intends”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements.

Greg Leavens, V-P Finance & CFO	Jeremy Dietz
NXT Energy Solutions Inc.	The Equicom Group
505 - 3rd Street SW, Suite 1400	300 - 5th Avenue SW, 10th Floor
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2P 3C4
Tel: (403) 206-0805	Tel: (403) 218-2833
gleavens@nxtenergy.com	jdietz@equicomgroup.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.